GATEHOUSE MEDIA, INC.

350 WillowBrook Office Park

Fairport, New York 14450

October 20, 2006

VIA EDGAR AND FACSIMILE

Sara Kalin

Branch Chief - Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	GateHouse Media, Inc. Registration Statement on Form S-1 (Registration No. 333-135944)

Dear Ms. Kalin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GateHouse Media, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Tuesday, October 24, 2006 at 3:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

The Company hereby also respectfully requests that the effectiveness of its Form 8-A filed with the Commission on October 17, 2006 pursuant to the Securities and Exchange Act of 1934, as amended, for the Company’s common stock be accelerated to be simultaneous with the effective date of the Registration Statement.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

The Company hereby acknowledges:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (585) 598-0032 or Morgan D. Elwyn, Esq. of Willkie Farr & Gallagher, LLP, our legal counsel, at (212) 728-8981.

Sincerely,

/s/ Polly G. Sack

Polly G. Sack

General Counsel and Secretary

cc:	William N. Dye, Esq.
Morgan D. Elwyn, Esq.

[Goldman, Sachs & Co. Letterhead]

October 20, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc. Filed on Form S-1 Registration No. 333-135944

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 10, 2006 and the date hereof 10,694 copies of the Preliminary Prospectus dated October 10, 2006 were distributed as follows: 7,383 to 5 prospective underwriters; 3,157 to 3,157 institutional investors; 145 to 2 prospective dealers; 0 to 0 individuals; 9 to 3 rating agencies and 0 to 0 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time on October 24, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

WACHOVIA CAPITAL MARKETS, LLC

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	/s/ Lear Beyer
(Wachovia Capital Markets, LLC)
Lear Beyer Managing Director Wachovia Capital Markets, LLC